ROPES & GRAY LLP
PRUDENTIAL TOWER
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April 21, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Josh Samples/ Mary Beth Breslin — Legal
Keira Nakada/ Sharon Blume — Accounting

Re:	Mersana Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted March 17, 2017
CIK No. 0001442836

Ladies and Gentlemen:

On behalf of Mersana Therapeutics, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft Registration Statement confidentially submitted to the Commission on March 17, 2017 (the “Draft Registration Statement”). Amendment No. 1 reflects revisions to the Draft Registration Statement made in response to the comment letter to Anna Protopapas of the Company dated April 16, 2017 from the staff of the Commission (the “Staff”), as well as certain other updated information. The Company confirms that as of the date of this letter it continues to be an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act.

For your convenience, the Company is supplementally providing to the Staff three (3) copies of Amendment No. 1, which have been marked to indicate the changes from the Draft Registration Statement.

For reference purposes, the comments contained in the Staff’s letter dated April 16, 2017 are reproduced below in italics and the corresponding responses are shown below the comments.

All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1.

Prospectus Summary

Overview, page 1

1.             We note your statements here and in the Business section that your proprietary technology enables you to design product candidates to have improved efficacy, safety and tolerability relative to existing products, and that in preclinical models, your candidates demonstrated “a significant increase in efficacy” compared to traditional ADCs or demonstrated efficacy where alternative ADCs have shown weak or no efficacy. We further note the statement on page 3 that you have established that XMT- 1522 has an “acceptable safety profile.” Please revise your disclosure to eliminate any suggestion that your candidates have been or will ultimately be determined to be safe or effective or to have demonstrated efficacy for purposes of granting marketing approval by the FDA or comparable agency, including comparisons to the current standard of care.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 3 of Amendment No. 1 to clarify that the Company’s ADCs have shown improved efficacy, safety and tolerability in animal models.  The Company also respectfully notes that Amendment No. 1 includes a risk factor on page 14 that states, among other things, that its preclinical studies are not necessarily predictive of the same results in its ongoing or future clinical studies and any clinical studies that it conducts may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market its product candidates.  Due to this and other disclosure, the Company does not believe that Amendment No. 1 suggests that its product candidates have been or will ultimately be determined to be safe or effective or have demonstrated efficacy for purposes of granting marketing approval by the FDA or a comparable agency.

2.             Please revise your table here and in the Business section to remove the programs that are in the discovery phase. Because you have not identified a product candidate for these programs, it is premature to include them in a product pipeline table.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 82 of Amendment No. 1 to remove the references to the Company’s unpartnered “Multiple undisclosed programs” for solid tumors.  Although the Company has not disclosed the programs being developed under its strategic partnerships, as described on pages 103 and 104 of Amendment No. 1, Takeda Pharmaceutical Company Limited and Merck KGaA have selected four and six target antigens, respectively, as the subject of an exclusive license from the Company, and the most advanced product candidates in each partnership are in the lead optimization stage.  Because product candidates subject to these strategic partnerships have been identified, resources have been committed to the ongoing programs and the partners have taken exclusive licenses to these product candidates, the Company believes it is appropriate to include references to each in the product pipeline table.

3.             Please include a column for each of Phase 2 and Phase 3 in your product pipeline table.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 82 of Amendment No. 1.

Implications of being an emerging growth company, page 5

4.             Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 4:

The Company advises the Staff that it is supplementally providing all written communications, as defined in Rule 405 of the Securities Act, that it has presented or intends to present to potential investors in reliance on Section 5(d) of the Securities Act.  To the extent the Company provides additional written communication to potential investors, the Company will supplementally provide the Staff with copies of all such written communications.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation

Determination of Fair Value of Common Stock on Grant Dates, page 73

5.             Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. For example, explain the reasons for the 40% increase in your common stock fair value from December 29, 2016 to March 3, 2017. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response to Comment 5:

The Company respectfully acknowledges the Staff’s comment and confirms that it will provide an analysis explaining the reasons for the differences between recent valuations of its common stock leading up to the Company’s initial public offering (“IPO”) and the estimated offering price once the Company has an estimated offering price range.

Business

XMT-1536: our NaPi2b-targeted ADC

Unmet need and epidemiology, page 97

6.             Please expand your disclosure to describe how the development and commercialization of XMT-1536 may be impacted by the potential need for a companion diagnostic test. Include risk factor disclosure, if appropriate.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 on page 20 to add a risk factor regarding companion diagnostics and on page 98 to clarify that the Company may engage third parties to develop companion diagnostics, if necessary.

Strategic Partnerships, page 102

7.             Please expand to disclose the royalty terms of the agreements described in this section.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on pages 102, 103, 104, 105 and 106 of Amendment No. 1 to add disclosure regarding the royalty terms of the described agreements.

Executive and Director Compensation

Director Compensation, page 132

8.             We note that you have entered into employment agreements with Ms. Jack and Mr. Kaufman, as referenced in Exhibits 10.17 and 10.20, respectively. Please disclose the material terms of these agreements within the prospectus.

Response to Comment 8:

Ms. Jack’s and Mr. Kaufman’s employment agreements were inadvertently listed in the exhibit list to the Draft Registration Statement.  Each of these agreements is immaterial in amount and significance to the Company and is therefore not required to be filed under Item 601 of Regulation S-K.  Accordingly, the Company has revised Amendment No. 1 to remove the references to Ms. Jack’s and Mr. Kaufman’s employment agreements, as previously referenced in Exhibits 10.17 and 10.20, respectively, and, due to their immateriality, the Company does not believe it is necessary to describe these agreements in the prospectus.

Notes to Consolidated Financial Statements

3. Collaboration Agreements, page F-17

9.             Please describe each material milestone and quantify related contingent consideration. Refer to ASC 605-28-50.

Response to Comment 9:

The Company respectfully acknowledges the Staff’s comment to describe each material milestone and its related contingent consideration in accordance with ASC 605-28-50-2b.  The Company has concluded that the aggregation of milestone payments is material to investors.  In applying the guidance in ASC 605-28-50-2b, the Company concluded that the individual milestones are not material or useful to investors as a result of the number of milestones in the Company’s arrangements, the inherently uncertain probability that the milestones will be achieved and the extended timeframe over which the milestones will be achieved, if at all.  The Company further concluded that disclosing the aggregation of milestones by category (development, regulatory and commercial) along with disclosure of the next potential milestone under each agreement (currently disclosed on pages F-18, F-19 and F-23 of Amendment No. 1 for Takeda and on page F-24 of Amendment No. 1 for Merck KGaA), provides more meaningful information to investors than disclosing each individual milestone.

The Company believes the disclosure of individual milestones and the related contingent consideration is immaterial to investors because achievement of such milestones is subject to successful discovery, development or commercialization of product candidates, which is subject to numerous risks and uncertainties, including uncertainties relating to:

•                  The successful identification, discovery and development of product candidates,

•                  The progress and results of clinical trials,

•                  The timing and outcome of regulatory reviews,

•                  The Company’s ability to maintain the strategic alliance and the success of the strategic alliance,

•                  The emergence of competing technologies and products and other adverse market developments, and

•                  Maintaining, enforcing and defending intellectual property-related claims.

These risks and uncertainties make it difficult to predict if any of the milestones will be achieved by the Company and when such milestone payments might be received.  The prospects of the milestones being achieved are inherently uncertain and may never occur.  Therefore, providing a description of each individual milestone and the related contingent consideration does not provide meaningful information to investors.

The Company believes that the disclosure of the individual milestone payments is not material to investors unless there is a reasonable likelihood of a milestone being achieved over the next two to three years. The Company believes that the expected timeframe in which a milestone may be achieved is a relevant factor in determining whether disclosure of individual milestones and payment amounts are material to investors.  Our product candidates are in the early stages of development. The milestone payments which have been aggregated are dependent upon the future progression of product candidates in clinical studies, which in addition to being uncertain at this time, may also require a substantial amount of time to achieve. Furthermore, we currently have in effect more than 200 potential milestone events that can occur under the third party collaboration agreements. Therefore, the Company believes the disclosure of individual milestone payments that are both inherently uncertain and are not expected to be received in the near term, if at all, is not material to investors.

For the reasons discussed above, the Company does not consider disclosure of any of the individual milestones and the related contingent consideration, beyond the next potential milestone under each third party collaboration agreement, which is currently disclosed, to be significant.  Instead, the Company believes that disclosing the aggregate milestones in each third party collaboration agreement by categories of: (i) development milestones, (ii) regulatory milestones and (iii) commercial or sales milestones, as well as the next potential individual milestone, provides investors with the material information regarding the contingent payments.  Such categorization of milestone payments allows investors to differentiate amounts that are at risk at each development phase prior to regulatory approval from amounts that are at risk as the successful commercialization of the related product candidate.

10.          You disclose the Company is accounting for the Post-Phase 1 Development activities under the XMT-1522 Agreement in accordance with ASC 808, Collaborative Arrangements. Please disclose the income statement classification and amounts attributable to transactions arising from this arrangement between participants for each period an income statement is presented. Refer to ASC 808-10-50-1d.

Response to Comment 10:

The Company respectfully acknowledges the Staff’s comment regarding the disclosure of income statement classification and amounts attributable to transactions accounted for under ASC 808 Collaborative Arrangements.

As disclosed, the Company has concluded that the Post-Phase I Development activities under the XMT-1522 Agreement should be accounted for under ASC 808, as the activities represent joint operating activities in which both parties are active participants and are exposed to significant risks and rewards that are dependent upon the commercial success of the activities.  The Post-Phase I Development activities have been limited to date under the XMT-1522

Agreement.  For the year ended December 31, 2016, the Company did not perform any Post Phase I Development activities or incur any associated costs.  During 2016, Takeda did commence Post-Phase I Development activities and invoiced the Company approximately $340,000 for the Company’s share of the costs incurred by Takeda. These costs have been recorded as research and development expense in the consolidated statement of operations for the year ended December 31, 2016.

The Company has revised the disclosure on page F-22 of Amendment No. 1 to include the amount attributable to these activities and the related income statement classification.

7. Convertible Preferred Stock

Conversion, page F-17

11.          Please describe the dilutive events that will trigger the conversion price to adjust and how the conversion price will be adjusted.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of Amendment No. 1 to describe how dilutive issuances or deemed issuances of stock by the Company to stockholders for a lower price per share than the then-effective applicable conversion price could cause an adjustment to the then-effective applicable conversion price according to a customary weighted-average formula. The Company further notes that it has not issued any common stock that has had a dilutive effect on any series of its preferred stock or caused an adjustment to the applicable conversion prices and does not anticipate making any such issuances between the date hereof and the conversion of the preferred stock in connection with the Company’s IPO.

General

12.          Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response to Comment 12:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any additional graphic, visual, or photographic information in the printed prospectus. If, following the date of this letter, the Company determines to include additional graphic, visual, or photographic information in the printed prospectus, it will provide proofs to the Staff prior to their use.

*              *              *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7826 or William J. Michener of our offices at (617) 951-7247.

Very truly yours,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:	Eva M. Jack (Mersana Therapeutics, Inc.)
William J. Michener (Ropes & Gray LLP)